Exhibit 99.2

Algoma Steel Announces 15 Day Extension

July 31, 2022

USW Local 2251 Has Agreed to Continue Working 15 Days Beyond the July 31, 2022 Contract Deadline

SAULT STE. MARIE, Ontario, July 30, 2022 (GLOBE NEWSWIRE) — Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or the “Company”) announced today that the Company and the Negotiating Committee of United Steelworkers Local Union 2251 (“2251”), the union representing Algoma’s hourly employees, have agreed to a fifteen (15) day extension beyond the July 31, 2022 expiry of the collective agreement for the purpose of continued discussions.

Algoma President and Chief Executive Officer Michael Garcia commented. “This extension demonstrates the willingness of the parties to work towards an agreement that provides fair and equitable improvements to wages and benefits and supports our collective future under the electric arc transformation.”

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements.” These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Readers should consider the risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Algoma’s Annual Report on Form 20-F, filed by Algoma with the Ontario Securities Commission (the “OSC”) (available under the company’s SEDAR profile at www.sedar.com) and with the Securities and Exchange Commission (the “SEC”) (available at www.sec.gov), as well as in Algoma’s current reports with the OSC and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. With a current raw steel production capacity of an estimated 2.8 million tons per year, Algoma’s size and diverse capabilities enable it to deliver responsive, customer-driven product solutions straight from the ladle to direct applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in Canada and Midwest USA and is the only producer of plate steel products in Canada. The Company’s mill is one of the lowest cost producers of hot rolled sheet steel (HRC) in North America owing in part to its state-of-the-art Direct Strip Production Complex (“DSPC”), which is the newest thin slab caster in North America with direct coupling to a basic oxygen furnace (BOF) melt shop.

Algoma has achieved several meaningful improvements over the last several years that are expected to result in enhanced long-term profitability for the business. Algoma has upgraded its DSPC facility and recently installed its No. 2 Ladle Metallurgy Furnace. Additionally, the Company has cost-cutting initiatives underway and is in the process of modernizing its plate mill facilities.

Today Algoma is on a transformation journey. Algoma is investing in its people and processes, optimizing and modernizing to secure a sustainable future. Our customer focus, growing capability and courage to meet the industry’s challenges head-on, position us firmly as your partner in steel.

For more information contact:

Brenda Stenta

Manager Communications & Branding

Algoma Steel Group Inc.

Phone: 705.206.1022

E-mail: brenda.stenta@algoma.com